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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________
                               AMENDMENT NO. 2 *
                                      TO
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                ______________

                          PAMIDA HOLDINGS CORPORATION
                           (Name of Subject Company)
                                ______________

                              SHOPKO MERGER CORP.
                         a wholly owned subsidiary of
                              SHOPKO STORES, INC.
                                   (Bidders)
                                _______________

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                _______________

                                   697642106
                     (CUSIP Number of Class of Securities)
                                _______________

         Richard D. Schepp, Senior Vice President and General Counsel
                              ShopKo Stores, Inc.
                                P.O. Box 19060
                          Green Bay, Wisconsin 54307
                                (920) 429-4664
         (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                              Sidley & Austin
                              One First National Plaza
                              Chicago, Illinois 60603
                              (312) 853-7000
                              Attention:  Dennis V. Osimitz

         *Constituting the final amendment to Schedules 14D-1 and 13D
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     ShopKo Merger Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of ShopKo Stores, Inc., a Wisconsin corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on May 17, 1999, with respect to their offer to purchase all outstanding shares of voting common stock, par value $0.01 per share (the "Shares"), of Pamida Holdings Corporation, a Delaware corporation (the "Company"), at a purchase price of $11.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

Item 6. Interest in Securities of the Subject Company.

     At 12:00 Midnight, New York City time, on July 2, 1999, the Offer expired. On July 6, 1999, the Offeror accepted for payment a total of 5,908,112 Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, including 4,180 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 5,903,932 Shares accepted for payment by the Offeror represent approximately 98 percent of the Shares outstanding on July 2, 1999. Pursuant to the terms of the Stockholder and Purchase Agreement with Venture Partners, immediately after the purchase of the Shares tendered pursuant to the Offer, Parent or the Offeror will purchase the Nonvoting Shares at a purchase price of $11.50 per Nonvoting Share. The press release issued by Parent on July 6, 1999, is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.

Item 10. Additional Information.

     The press release issued by Parent on July 6, 1999, is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

     (a)(11) Press release issued by Parent on July 6, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999


                            SHOPKO STORES, INC.

                            By:  /s/ Richard D. Schepp
                                 ---------------------------------------------
                                 Name: Richard D. Schepp
                                       ---------------------------------------
                                 Title: Senior Vice President, General Counsel
                                        --------------------------------------
                                 and Secretary



                            SHOPKO MERGER CORP.

                            By:  /s/ Richard D. Schepp
                                 ---------------------------------------------
                                 Name: Richard D. Schepp
                                       ---------------------------------------
                                 Title: Senior Vice President, General
                                        --------------------------------------
                                 Counsel and Secretary

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                                 EXHIBIT INDEX

Exhibit
  No.                    Exhibit
=======                  =======

(a)(11)                  Press release issued by Parent on July 6, 1999.